EXHIBIT 99.1

B2Gold Releases its Tenth Annual Responsible Mining Report and its Fifth Annual Climate Strategy Report

VANCOUVER, British Columbia, May 25, 2026 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO) (NYSE AMERICAN: BTG) (NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce that it has published its tenth annual Responsible Mining Report entitled “Raising the Bar” (the “Report”), which details B2Gold's global economic contributions and its environmental, social, and governance management practices, together with the Company's performance against key indicators in 2025. Highlights of the Report are presented below, and full details are outlined in the Report, which is available to view or download at the link provided below. All dollar figures are in United States dollars unless otherwise indicated.

B2Gold is also pleased to announce that it has published its 2025 Climate Strategy Report. The Climate Strategy Report presents stakeholders with information on how B2Gold manages its climate-related risks and impacts and is the Company’s fifth annual report in line with the recommendations of the Task Force on Climate-related Financial Disclosures.

To view or download a copy of the Responsible Mining Report and Climate Strategy Report, and all other documents referred to in this press release, please visit www.b2gold.com/sustainability/esg-reporting-portal

In announcing the release of the Report and the Climate Strategy Report, Clive Johnson, President & CEO of B2Gold, states “It is an honour to present B2Gold’s 2025 Responsible Mining Report, marking the tenth anniversary of this publication and a decade of progress. As I reflect on our performance over this past year, the past decade, and nearly twenty years of operations, I am deeply proud of the value we have created and the way in which we have created it – through strong governance, responsible practices, and a long-term commitment to our stakeholders. We have successfully navigated dynamic changes and evolving expectations while maintaining our high standards of responsible mining, and I admire the people, past and present, who have worked tirelessly to get us to where we are today. Together, we can create enduring value for all of our stakeholders, while upholding the level of operational excellence, environmental stewardship, and social responsibility that defines B2Gold. Congratulations to all on this achievement, I look forward to B2Gold’s continued success.”

Highlights from the Tenth Annual "Raising the Bar" Responsible Mining Report and Sustainability Strategy

In 2025, B2Gold issued its inaugural Sustainability Strategy outlining the Company’s priorities and goals, driving long-term commitments and proactive impact and risk management. The Sustainability Strategy outlines the Company’s sustainability purpose and vision and identified five pillars for success including: sourcing with integrity; healthy and safe workplaces; thriving communities; nature, water and climate resilience; and responsible closure. These pillars provide actionable pathways for global teams to execute on their unique site-specific priorities, through collaboration and innovation, and build a positive legacy with the communities we serve.

Economic Contribution

As a responsible gold miner, B2Gold aims to create and distribute economic value among its stakeholders. B2Gold’s economic performance is measured by the economic value that it generates for others, including payments to governments through taxes and royalties, local hiring and procurement and investment in communities. In 2025, B2Gold:

  Achieved total consolidated gold production of 979,604 ounces (including 14,554 ounces of pre-commercial production from the Goose Mine);
  Generated $3 billion in annual revenue;
  Paid $1 billion to governments (through taxes and royalties);
  Paid $344.8 million in employee wages and benefits; and
  Invested $14.3 million in its local communities1.

B2Gold is committed to maximizing local and national economic benefits from its contracting and purchasing. The Company is conscious of the high priority that host communities and governments place on local procurement. In sourcing the goods and services necessary to run its operations, B2Gold gives preference to local businesses where possible, provided they meet minimum safety, quality, ethical, and cost requirements. In 2025, over $1 billion of goods and services were procured from local and host-country businesses (including companies registered with in-country subsidiaries). Several 2025 success stories are outlined in the Report.

People

As a reputable corporate citizen, B2Gold generates national employment and opportunities for people to develop their careers, trains employees to acquire new skills, and opens doors to women, under-represented groups and previously disadvantaged people. The Company fosters positive and productive engagement with employees, provides safe workplaces, and believes that investing in people attracts and retains talented individuals and assists in their abilities to provide for themselves, their families and their futures.

At the end of 2025, B2Gold employed 6,3272 people across all operations. The Company continues to maintain high local employment rates by targeting recruitment efforts at regional and national levels. Across all operations, 97% of the total workforce, and 58% of Senior Management3 were comprised of national4 employees.

B2Gold values a diverse workforce. In recent years, the Company has made significant strides in advancing its Equity, Diversity and Inclusion initiatives. In 2021, the adoption of a Diversity Policy by the Company’s Board established a target of 30% female representation on the Board and in management-level positions, underscoring its commitment to promoting and achieving gender diversity at all levels of the organization. B2Gold is pleased to report that as of the end of 2025, 40% of Company directors identify as female.

Health and Safety

As a result of B2Gold’s focus on injury prevention, the Company is once again pleased to report that it has maintained a zero-fatality workplace for the tenth consecutive year. Additionally, B2Gold’s injury rates remained low in 2025, with a Lost Time Injury Frequency Rate (LTIFR) of 0.09.5 This slight increase in LTIFR is primarily due to an increased risk profile from mine construction at the Back River Gold District in Nunavut and development at the Gramalote Project in Colombia. The Company’s performance reflects the period of growth and underscores the Company’s position as a top safety performer within the industry.

In 2025, the three mature operations all achieved remarkable safety milestones. At Fekola, the team surpassed over 23 million LTI-free worker hours; at Masbate, the team achieved seven years LTI-free (over 45 million worker hours); and at Otjikoto, the team achieved the lowest TRIFR in the mine’s history. These accomplishments reflect the sustained improvements in safety performance across our operations and the dedication of our global teams to B2Gold safety culture and to ensuring every employee and contractor return HOME-SAFE.6

Communities

B2Gold maintains its social licence to operate by building trust-based relationships, actively engaging with stakeholders, and implementing community investment activities based on local ownership and development priorities. Highlights of the 2025 community investment programs include:

  At the Fekola Complex, B2Gold implemented its second large scale agricultural project, the 60-ha Bafarato Agricultural Project and continued its partnership with Global Affairs Canada supporting the FEMA Project. The FEMA Project aims to improve conditions for women and children living in artisanal mining communities within the Fekola Mine’s area of influence; the project was initiated in March 2022 and will continue until 2027.
  At the Masbate Gold Project, investment continued to focus on education, access to health services and facilities, and programs that enhance local economic opportunities, including skills training and small enterprise support. The Training for Employment Program reached its sixth year of partnership in 2025 and remains a powerful driver of economic mobility by equipping individuals with the skills and training needed to build sustainable livelihoods.
  At the Otjikoto Mine, B2Gold Namibia continues its investment activities in the Ombili Primary School in Otjiwarongo, which is expected to be completed and handed over to the Namibian Government by the end of 2026. This initiative serves as a wonderful example of how partnership can create lasting benefits that extend well beyond the mine’s operational life.
  At the Back River Gold District, B2Gold Nunavut continues to strengthen its close relationships with the Kitikmeot Inuit Association and communities across Canada’s Arctic. The Company is investing in collaborative projects throughout the Kitikmeot region that promote community wellness, support youth through sports, recreation, and education, and advance initiatives focused on women and Elders. In 2025, B2Gold also committed approximately C$11 million to support the construction of modular public housing units across Kitikmeot communities in partnership with the Government of Nunavut and the Nunavut Housing Corporation, recognizing the important role that safe and adequate housing plays in supporting healthy and resilient communities. Launched in September 2025, the Kitikmeot Social Investment Program is a notable initiative that seeks to help support sustainable investments in Kitikmeot Communities with positive multi-year impacts. B2Gold Nunavut remains committed to working alongside the Kitikmeot Inuit Association to advance further initiatives that ensure the benefits of the Back River Gold District reach the communities of Cambridge Bay, Kugluktuk, Gjoa Haven, Taloyoak, and Kugaaruk.

Environment

Our environmental strategy revolves around proactive identification, mitigation, and management of environmental impacts. In 2025, B2Gold finalized its “No Net Loss Roadmap,” which identifies opportunities to strengthen biodiversity management practices and address potential gaps related to the Company’s commitment to no net loss of critical habitat. The roadmap is intended to support site teams in identifying and managing potential impacts to critical habitat and in developing appropriate mitigation and conservation measures in collaboration with relevant stakeholders.

B2Gold remains firmly committed to reducing greenhouse gas (“GHG”) emissions, with a target to reduce Scope 1 and 2 emissions by 30% by 2030 against a 2021 baseline for its Fekola, Masbate and Otjikoto operations. Decarbonization and climate management highlights are presented in the following pages.

Approach to Reporting

B2Gold is committed to the transparency of its sustainability risks, management and performance. The Report is aligned with the Global Reporting Initiative Sustainability Reporting Standards and the Sustainability Accounting Standards Board Mining and Metals Sustainability Accounting Standard. The Company firmly believes that the mining industry has an opportunity to contribute positively to the United Nations Sustainable Development Goals and it has reported its contribution in this regard since 2018.

Highlights from the 2025 Climate Strategy Report

2025 Highlights

  B2Gold is committed to a GHG emissions reduction target of a 30% reduction in Scope 1 and 2 emissions by 2030 against a 2021 baseline for its Fekola, Masbate and Otjikoto operations.
  The Fekola, Masbate, and Otjikoto operations developed site-specific GHG emission action plans to address the unique climate risks and decarbonization opportunities of each location, increasing site ownership and contributing to global climate targets.
  The Company expanded its use of renewable energy through the commissioning of an 8.2- megawatt (“MW”) solar plant at the Masbate Gold Project that is expected to reduce GHG emissions by approximately 8,800 tonnes annually when fully operational. At the Fekola Complex, the expanded solar facility reached full operational capacity in January 2025, adding 22 MW of solar capacity (for a total capacity of 52 MW). The expanded facility supplied approximately 23% of the site’s total electricity demand in 2025.
  B2Gold’s consolidated Scope 1 and 2 GHG emissions increased to an estimated 757 thousand tonnes CO2e compared to 699 thousand tonnes in 2024, due to the addition of the Back River Gold District. Total Scope 1 and 2 GHG emissions for Fekola, Masbate and Otjikoto were an estimated 673 thousand tonnes of CO2e in 2025 (compared with 699 thousand tonnes in 2024 for our Fekola, Masbate and Otjikoto operations). The Company’s consolidated GHG emissions intensity was 0.77 tonnes CO2e per gold ounce produced in 2025 (compared with 0.89 in 2024), a modest decrease driven primarily by an increase in total gold production.
  The proportion of electricity consumed at B2Gold operations from renewable sources was 25% in 2025 (compared with approximately 22% in 2024). At Otjikoto, the proportion of electricity consumed from renewable sources was approximately 79%.

Looking Forward – 2026 and Beyond

In 2026, B2Gold will continue advancing the implementation of its Sustainability Strategy with a focus on strengthening performance, fostering meaningful partnerships, and supporting the long-term resilience of the communities connected to its operations. Across its areas of operation, the Company plans to continue investing in initiatives that support education, vocational training, local employment, healthcare, and community well-being. B2Gold believes that strong collaboration among governments, Indigenous Peoples, communities, stakeholders, and industry is essential to building resilient and prosperous communities that can benefit throughout the life of mine and beyond.

As part of its ongoing climate strategy, B2Gold will continue progressing renewable energy and energy optimization initiatives across its operations in support of its target to reduce Scope 1 and 2 GHG emissions by 30% by 2030 against a 2021 baseline (for its Fekola, Masbate and Otjikoto operations). In addition to increasing the use of renewable power, the Company continues to evaluate opportunities related to energy efficiency, operational optimization, alternative fuels, and emerging technologies that may support long-term emissions reductions. Through collaboration with technology providers, industry partners, and site teams, B2Gold remains focused on identifying practical and responsible approaches to support its decarbonization objectives.

About B2Gold

B2Gold is a responsible international gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. Capitalized terms used but not defined in this Cautionary Statement have the meaning given to them in this news release.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively “forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: statements regarding the implementation of the Company’s Sustainability Strategy and corresponding sustainability visions, goals, and strategic priorities; our sustainability performance targets; greenhouse gas reduction targets and plans to achieve such targets;  outlook; electricity and power demands; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2026;  our continued prioritization of operating the Goose Mine in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; and the reduction of Scope 1 and Scope 2 GHG emissions of the Fekola, Masbate and Otjikoto operations collectively by 30% by 2030 against a 2021 baseline and the individual operations targets pertaining to such reduction.

All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of Management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond our control, including risks associated with or related to: the volatility of metal prices and our common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in our feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by us; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on our operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, the Philippines, Namibia and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for our operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and our reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in our most recently filed annual information form and our other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements. Our forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to our ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; our ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Our forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. We do not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities we will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s most recent Management Discussion and Analysis, available on the website, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

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1 Includes the Community Relations department’s operational costs, Gramalote CSR, Masbate’s SDMP, Otjikoto’s Nature Reserve and Agricultural Project expenditures, and Head Office donations.
2 Employee total includes our four operating mines and project/construction employees. The reported numbers include full-time and part-time permanent employees as well as temporary employees.
3 “Senior Management” refers to regional executives and regional heads of department.
4 As of January 1, 2024, “National” is defined as those with citizenship in the country of operation. This change was made to align with the Malian local content definition. Prior to 2024, National status was defined as those individuals not on expatriate contracts and included those who had the legal right to work and reside in country without citizenship. As per the Namibian Affirmative Action (Employment) Act, “Local” is defined as “Namibian”, which excludes expatriates, permanent residents and those who have domicile.
5 Frequency Rate is based on 200,000 hours.
6 HOME-SAFE is an initiative launched in 2022 aimed at instilling individual and collective ownership for safety in our workforce. HOME-SAFE focuses on two key elements: engagement and continuous improvement.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, IR, Corporate Development, & Treasury
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com